Exhibit 3.1

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

of

MILLENNIAL MEDIA, INC.

FIRST.                                                         The name of the corporation is Millennial Media, Inc. (the “Corporation”).

SECOND.                                          The address of the Corporation’s registered office in the State of Delaware is c/o Corporation Service Company, 2711 Centerville Road, Suite 400, in the City of Wilmington, in the County of New Castle, in the State of Delaware 19808.  The name of the Corporation’s registered agent at such address is Corporation Service Company.

THIRD.                                                    The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).

FOURTH.

1.                                      Common Stock.  The total number of shares of all classes of stock which the Corporation shall have authority to issue is 100 shares of Common Stock, par value $0.01 per share (the “Common Stock”).  All shares of Common Stock will be identical and will entitle the holders thereof to the same rights and privileges.

2.                                      Voting Rights.  The holders of Common Stock will be entitled to one vote per share on all matters to be voted on by the Corporation’s stockholders, except as otherwise required by law.  There shall be no cumulative voting.

3.                                      Dividends.  Dividends may be declared and paid on the Common Stock from funds lawfully available therefore as and when determined by the Board of Directors, subject to any provision of this Certificate of Incorporation, as it may be amended from time to time.

4.                                      Liquidation Rights.  In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of the Common Stock shall be entitled to share, ratably according to the number of shares of Common Stock held by them, in the remaining assets of the Corporation available for distribution to its stockholders.

FIFTH.                                                        The liability of directors for monetary damages shall be eliminated to the fullest extent under applicable law. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated to the fullest extent permitted by the DGCL, as so amended. Any repeal or modification of this Article FIFTH shall be prospective and shall not affect the rights under this Article FIFTH in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

SIXTH.                                                      The Board of Directors, acting by majority vote, is expressly authorized to adopt, amend or repeal the by-laws of the Corporation.

SEVENTH.                                  The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are subject to this reservation.